Filed by Alcoa Inc.

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: Alcan Inc.

Commission File No:

001-03677

WEBSITE FAQs

1.	Why does Alcoa want to combine with Alcan?

The transaction will create a premier diversified global aluminum company, with a complementary portfolio of assets and enhanced growth opportunities. The global landscape of the aluminum industry has changed in the last decade, and continues to change dramatically. The combination of Alcoa and Alcan will create a stronger, more diverse global competitor with the scale necessary to enhance our competitiveness in an evolving industry landscape. Together, Alcoa and Alcan will be better able to compete and win in an industry where our competitors in China, Russia and elsewhere are expanding. Alcoa and Alcan bring together a complementary portfolio of businesses and will benefit from a broader talent base and shared values. The combined company will have a better balance of growth projects, and be better able to prioritize and execute upon these opportunities. The combined company also will have increased financial resources to fund growth and research and development, while better managing risk. We believe this merger will create tremendous benefits for all our stakeholders - employees, customers, shareholders and the communities in which both companies operate.

2.	Why is Alcoa launching an offer to purchase Alcan rather than try to reach a negotiated transaction?

Alcoa diligently tried to negotiate a transaction with Alcan for almost two years. We are very disappointed that our conversations with Alcan did not result in a negotiated transaction. Alcoa would have strongly preferred to negotiate an agreed transaction with the support of the Alcan Board of Directors; however, we have exhausted all options other than a direct offer to Alcan shareholders and believe the time is right to move forward.

3.	What are the terms of the offer?

Alcoa will be making an offer to acquire all of the outstanding common shares of Alcan for US$58.60 in cash and 0.4108 of a share of Alcoa common stock for each outstanding common share of Alcan. Based on Alcoa’s closing stock price on May 4, 2007, the offer has a value of US$73.25 per Alcan share or approximately US$33 billion in enterprise value. The Alcoa offer represents a 32% premium to Alcan’s average closing price on the NYSE over the last 30 days and a 20% premium to Alcan’s closing price on May 4, 2007. Alcoa expects to formally commence its offer on Tuesday, May 8, 2007.

4.	Does the offer require shareholder approval?

The proposed combination would require shareholder support from Alcan’s shareholders in the form of tendering their shares into the offer. Alcoa shareholder approval is not required.

5.	What percent of Alcan shares will need to be tendered to meet the minimum condition to complete the transaction?

66 2/3% of Alcan’s outstanding common shares tendered.

6.	Can shareholders elect all cash or all stock?

No. The mix of consideration is fixed.

What kind of regulatory approval will this transaction require? Do you believe you will be required to make any divestitures in order to gain regulatory approval?

The proposed combination is subject to customary conditions including regulatory approvals from competition authorities in various jurisdictions including the U.S., Canada, the European Union, Australia and Brazil. It also requires foreign investment clearance in Canada, France and Australia.

We have carefully considered the antitrust issues and are confident that the transaction will be approved. We have approached regulators in certain jurisdictions and are prepared to make the necessary targeted divestitures in particular industry segments. We believe any necessary divestitures will be focused and will not impair the value of the transaction.

7.	How will this transaction impact Canada?

Alcoa is committed to growing the combined company’s already substantial presence in Canada, particularly in Québec and British Columbia. Alcoa generated more than $3 billion of total revenues last year through its operations in Canada and employs over 5,000 people there. Alcoa’s desire to expand our existing Canadian operations is a matter of public record and the combination of the two companies will make this goal a reality.

The new company will have dual head offices in Montreal and New York – with strategic management functions located in each city. Montreal will also become the combined company’s global headquarters for primary products (bauxite, energy, alumina and aluminum), as well as for related research and development. As a stand-alone company, the primary products business would be the largest aluminum company in the world and larger than Alcan is today with $32 billion in 2006 revenues and approximately 38,000 employees in 29 countries around the world, ranking among the largest businesses in Canada.

Alcoa also intends to promote new investment and greater opportunities for growth of the combined business through the responsible development of Canada’s industrial base. In particular, Alcoa expects to conclude negotiations with the government of Québec that will allow it to implement the companies’ planned investments of approximately US$5 billion, including modernizations and expansions, making it the single largest private sector investment program in Québec’s history. In British Columbia, Alcoa is committed to working with the government of British Columbia and local communities and First Nations to move forward with Alcan’s planned modernization of the Kitimat smelter.

Alcoa will honor Alcan’s commitments to the governments of Québec and British Columbia and the combined company will continue to pursue excellence in environmental, safety, health and technology leadership – areas in which both our companies have achieved international and local recognition. In addition, Alcan and Alcoa have a strong tradition of commitment to local communities and we will continue that tradition as a combined company.

8.	What is the size of a combined Alcoa-Alcan?

On an aggregate basis for 2006, the combined company would have had revenues of US$54 billion and EBITDA of US$9.5 billion before synergies. In 2006, the combined company’s alumina production capacity would have been 21.5 million tonnes, and it would have had primary aluminum capacity of 7.8 million tonnes. In addition, the combined company would have approximately 188,000 employees in 67 countries.

9.	Will this combination be more exposed to cyclical economic changes and metals prices?

This transaction makes strategic sense and is financially compelling under a range of potential metal prices. Many of the advantages to this transaction – such as value creation from integration, application of operational best practices and a lower cost base – are largely independent of metal prices. We are positive on aluminum market fundamentals, and we believe that the combined company will uniquely benefit from positive long term trends in the aluminum market. With our size and scale, we are confident in our ability to weather cyclicality in metal prices.

10.	When is this transaction expected to be accretive?

We expect that the proposed transaction will be accretive to both EPS and cash flow per share within the first year of operations as a combined company.

11.	What synergies do you expect from the transaction?

We expect annual savings of approximately US$1 billion from cost synergies alone. Key areas of cost savings include operational improvements in the areas of smelting, refining and R&D, procurement and packaging, and overhead improvements, such as SG&A and plant costs. The synergies will be phased in over three years with 100% fully achieved by the end of the third year after closing. We believe that these are very realistic and achievable synergy estimates, consistent with our prior deals and other deals in the sector.

12.	Who will run the new company?

It is too early to discuss specifics. However, Alcan management has done an excellent job managing their company and the new company will draw the best talent of both existing organizations for key management position. Alcoa has a successful track record of integrating top talent from mergers and acquisitions.

13.	What will the new company be called?

While this decision has not yet been made, we intend to preserve the heritage of the Alcan name and brand.

14.	Will any employees be laid off as a result of this transaction?

While it is still too early in the process to discuss specifics, we do expect there to be some redundancies related to reducing corporate overheard. However, there are also substantial opportunities for growth resulting from this transaction. We are committed to staffing the new company with the best talent of both organizations.

15.	Where will the combined company be traded?

We have applied to list the Alcoa common shares on the TSX, in addition to maintaining its listing on the NYSE, and Australian and UK exchanges and other foreign exchanges on which we trade today.

16.	What is your estimate of when the deal will close?

We are targeting completion of the acquisition by the end of 2007. In the meantime, we will continue to post information about our offer here on our website, www.alcoa.com.

WHERE TO FIND ADDITIONAL INFORMATION

In connection with the offer by Alcoa to purchase all of the issued and outstanding common shares of Alcan (the “Offer”), Alcoa will be filing with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). This communication is not a substitute for the Prospectus, the Registration Statement and the Schedule TO that Alcoa will file with the SEC. ALCAN SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL OTHER APPLICABLE DOCUMENTS (AND ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS), WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALCOA, ALCAN AND THE OFFER. Materials filed with SEC will be available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the Canadian securities regulatory authorities (“CSRA”) also will be available electronically without charge at www.sedar.com. Materials filed with the SEC or the CSRA may also be obtained without charge at Alcoa’s website, www.Alcoa.com, or by directing a request to Alcoa’s investor relations department at (212) 836-2674. In addition, Alcan shareholders may obtain free copies of such materials filed with the SEC or the CSRA by directing a written or oral request to the Information Agent for the Offer, MacKenzie Partners, Inc., toll-free at (800) 322-2885 (English) or (888) 405-1217 (French).

While the Offer is being made to all holders of Alcan Common Shares, this communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Alcoa may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements and assumptions in this communication contain or are based on “forward-looking” information and involve risks and uncertainties. Forward-looking statements may be identified by their use of words like “anticipates,” “believes,” “estimates,” “expects,” “hopes,” “targets,” “should,” “will,” “will likely result,” “forecast,” “outlook,” “projects” or other words of similar meaning. Such forward-looking information includes, without limitation, the statements as to the impact of the proposed acquisition on revenues, costs and earnings. Such forward looking statements are subject to numerous assumptions, uncertainties and risks, many of which are outside of Alcoa’s control. Accordingly, actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this communication. These risks and uncertainties include Alcoa’s ability to successfully integrate the operations of Alcan; the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments; general business and economic conditions; interest rates; the supply and demand for, deliveries of, and the prices and price volatility of primary aluminum, fabricated aluminum, and alumina produced by Alcoa and Alcan; the timing of the receipt of regulatory and governmental approvals necessary to complete the acquisition of Alcan and any undertakings agreed to in connection with the receipt of such regulatory and governmental approvals; the timing of receipt of regulatory and governmental approvals for Alcoa’s and Alcan’s development projects and other operations; the availability of financing to refinance indebtedness incurred in connection with the acquisition of Alcan on reasonable terms; the availability of financing for Alcoa’s and Alcan’s development projects on reasonable terms; Alcoa’s and Alcan’s respective costs of production and their respective production and productivity levels, as well as those of their competitors; energy costs; Alcoa’s and Alcan’s ability to secure adequate transportation for their respective products, to procure mining equipment and operating supplies in sufficient quantities and on a timely basis, and to attract and retain skilled staff; the impact of changes in foreign currency exchange rates on Alcoa’s and Alcan’s costs and results, particularly the Canadian dollar, Euro, and Australian dollar, may affect profitability as some important raw materials are purchased in other currencies, while products generally are sold in U.S. dollars; engineering and construction timetables and capital costs for Alcoa’s and Alcan’s development and expansion projects; market competition; tax benefits and tax rates; the outcome of negotiations with key customers; the resolution of environmental and other proceedings or disputes; and Alcoa’s and Alcan’s ongoing relations with their respective employees and with their respective business partners and joint venturers.

Additional risks, uncertainties and other factors affecting forward looking statements include, but are not limited to, the following:

•	Alcoa is, and the combined company will be, subject to cyclical fluctuations in London Metal Exchange primary aluminum prices, economic and business conditions generally, and aluminum end-use markets;

•	Alcoa’s operations consume, and the combined company’s operations will consume, substantial amounts of energy, and profitability may decline if energy costs rise or if energy supplies are interrupted;

•	The profitability of Alcoa and/or the combined company could be adversely affected by increases in the cost of raw materials;

•	Union disputes and other employee relations issues could adversely affect Alcoa’s and/or the combined company’s financial results;

•	Alcoa and/or the combined company may not be able to successfully implement its growth strategy;

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Alcoa’s operations are, and the combined company’s operations will be, exposed to business and operational risks, changes in conditions and events beyond its control in the countries in which it operates;

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Alcoa is, and the combined company will be, exposed to fluctuations in foreign currency exchange rates and interest rates, as well as inflation and other economic factors in the countries in which it operates;

•	Alcoa faces, and the combined company will face, significant price competition from other aluminum producers and end-use markets for Alcoa products that are highly competitive;

•	Alcoa and/or the combined company could be adversely affected by changes in the business or financial condition of a significant customer or customers;

•	Alcoa and/or the combined company may not be able to successfully implement its productivity and cost-reduction initiatives;

•	Alcoa and/or the combined company may not be able to successfully develop and implement new technology initiatives;

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Alcoa is, and the combined company will be, subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and may be exposed to substantial costs and liabilities associated with such laws;

•	Alcoa’s smelting operations are expected to be affected by various regulations concerning greenhouse gas emissions;

•	Alcoa and the combined company may be exposed to significant legal proceedings, investigations or changes in law; and

•	Unexpected events may increase Alcoa’s and/or the combined company’s cost of doing business or disrupt Alcoa’s and/or the combined company’s operations.

See also the risk factors disclosed in Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Readers are cautioned not to put undue reliance on forward-looking statements. Alcoa disclaims any intent or obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

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